[redacted]

UNITEI
SECURITIES AND EX(
Washingtoı

06003370

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SEC FILE NUMBER
8 - 52888

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Keefe Ventures, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Park Avenue
(No. and Street)

New York	New York	10152
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Jonovich (212) 754-2000
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Jonovich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Keefe Ventures, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

RON COZART
Notary Public, State of New York
No. 01CO6114653
Qualified in Bronx County
Commission Expires August 23, 2008

Notary Public

SWORN TO BEFORE ME THIS 27th DAY OF FEBRUARY 2006
STATE OF NEW YORK
}S.S.
COUNTY OF BRONX

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEEFE VENTURES, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005

KEEFE VENTURES, LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Members of
Keefe Ventures, LLC

We have audited the accompanying statement of financial condition of Keefe Ventures, LLC as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Keefe Ventures, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
January 11, 2006

KEEFE VENTURES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS		
Cash	$	452,428
Due from affiliates		74,073
Property and equipment, net		821
Other assets		11,814
	$	539,136
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued expenses	$	11,025
Members' equity		528,111
	$	539,136

See accompanying notes to financial statements.

1. Nature of operations

Keefe Ventures, LLC (the "Company") is a broker-dealer located in New York City. The Company is registered with the Securities and Exchange Commission (SEC), and received approval of its membership in the National Association of Securities Dealers, Inc. (NASD) in February, 2001. The Company's operations consist primarily of engaging in investment banking and advisory services.

2. Summary of significant accounting policies

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation using the declining-balance method over the estimated useful lives of 5-7 years.

Investment Banking Revenues

Investment banking revenues are recorded in accordance with the terms of the investment banking agreements.

Investment Advisory Fees

Investment advisory fees are recorded in accordance with the terms of the investment advisory agreements.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and, therefore, does not record a provision for income taxes. Accordingly, the individual members report their share of the Company's income or loss on their personal income tax returns. The Company is subject to the New York City unincorporated business tax.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Property and equipment

Details of property and equipment at December 31, 2005 are as follows:

Office equipment	$	6,059
Furniture and fixtures		2,354
		8,413
Less accumulated depreciation		7,592
	$	821

4. Net capital requirements

The Company is a member of the NASD, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company's net capital was approximately $441,000, which was approximately $436,000 in excess of its minimum requirement of $5,000.

5. Related party transactions

As of December 31, 2005 the Company paid its affiliate, Keefe Managers, LLC, approximately $374,000 for certain expenses that are included in employee compensation, benefits and other overhead expenses.

The Company is the sole voting member and the managing member of Keefe Ventures SPV #3 ("SPV #3"). As provided for in the Limited Liability Company Agreement ("LLC Agreement") of SPV #3, the Company receives a 2% administrative fee from SPV #3, which is payable quarterly, on the capital commitments of certain members. During the year ended December 31, 2005, the Company recorded approximately $43,000 of administrative fees, pursuant to the LLC Agreement, and has a receivable from SPV #3 of approximately $74,000 at December 31, 2005. Further, the Company is entitled to a special allocation of 20% of the cumulative realized profits otherwise allocable to certain other members of SPV #3. At December 31, 2005, SPV #3 had no cumulative realized profits, therefore, the Company has not included any additional income relative to this special allocation.

6. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

7. Major customers

The Company had investment banking fees of approximately $833,000 from three customers during the year ended December 31, 2005.